Trading Symbol (TSX): GGC

Genco’s Feasibility Study Nears Completion

September 29, 2008 – Genco Resources Ltd. (TSX-GGC) announced today that its independent mining consultant, Kappes Cassidy & Associates of Reno, Nevada, is nearing completion of the feasibility study respecting expansion of Genco's La Guitarra Mine. The study is now anticipated to be completed and announced in mid-October.

In anticipation of receipt of the finished study, Genco continues to explore several financial relationships it has developed this year with a view to funding the expansion. In light of current financial conditions, Genco is also engaged in discussions with financial advisors regarding all strategic alternatives.

James R. Anderson and Robert C. Gardner, Co-chairmen, stated “We believe that the Board’s and management’s significant ownership stake gives Genco the strength to implement the optimal course, and maximize shareholder value, during these unsettled economic times.”

About Genco
Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine complex located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Jada Soomer
Manager, Corporate Communications

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: 604-682-2205 Fax: 604-682-2235 www.gencoresorces.com
GGC (Toronto Stock Exchange)